[Reference Translation]

January 27, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Motor Corporation Comments on a Nikkei Report

Toyota Motor Corporation commented that with respect to a certain media report released on The Nikkei today regarding discussions about a potential partnership with Suzuki Motor Corporation, there are no such matters.

End